Mail Stop 3561

November 24, 2008

Mr. Gao Zhentao, CEO
Yuhe International, Inc.
301 Hailong Street
Hanting District, Weifang, Shandong Province
The People's Republic of China

     Re: **Yuhe International, Inc.**
             Registration Statement on Form S-1/A
             Filed on November 7, 2008
             File No. 333-150836

Dear Mr. Gao:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to prior comment one and reissue the comment. In light of circumstances of the March 2008 investment and subsequent filing of the Form S-1, it appears that this is an indirect primary offering. As such, please revise to identify Black River and Pinnacle as underwriters and provide a price for the shares.

Condensed Consolidated Financial Statements, page F-24

2.   Please note the financial statement updating requirements of Rule 8-08 of
        Regulation S-X.

Closing Comments

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have
additional comments after reviewing your amendment and responses to our comments.

        Any questions regarding the accounting comments may be directed to David
Walz at (202) 551-3358 or Ryan Milne, Branch Chief, at (202) 551-3688. Questions on
other disclosure issues may be directed to Edwin S. Kim at (202) 551-3297 or James
Lopez, Branch Chief, at (202) 551-3536.

                                        Sincerely,

                                        John Reynolds
                                        Assistant Director

cc: Simon Luk, FAX: 852-2292-2200 (Hong Kong)